As filed with the Securities and Exchange Commission on May 26, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 6

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

American Greetings Corporation

(Name of Subject Company (issuer))

American Greetings Corporation (Issuer)

(Name of Filing Person (offeror, issuer or other person))

7.00% Convertible Subordinated Notes due July 15, 2006

(Title of Class of Securities)

026375AH8

026375AJ4

(CUSIP Numbers of Class of Securities)

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Oh 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John M. Gherlein, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th St.

Cleveland, OH 44114-3485

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$18,725.00***

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of $175,000,000 of the existing and outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 for $175,000,000 of new 7.00% Convertible Subordinated Notes due July 15, 2006.
**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.
***	Previously paid.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: ________________________________

Form or Registration No: ________________________________

Filing Party: __________________________________________

Date Filed: ___________________________________________

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule l3e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 6 to the Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by American Greetings Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) validly tendered and accepted. The Exchange Offer was made upon the terms and subject to the conditions contained in the offering memorandum dated April 6, 2006, as amended (as amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 6 to the Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Memorandum and the Letter of Transmittal is incorporated in this Amendment No. 6 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is (a) amended and supplemented to the extent provided in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the Schedule TO, and (b) hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

“On May 26, 2006, the Company issued a press release announcing the results of the Exchange Offer, which expired at 12:00 midnight, New York City time, on May 25, 2006. A copy of the press release is filed as Exhibit (a)(1)(viii) and incorporated herein by reference.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offering Memorandum, dated April 6, 2006.*

(a)(1)(ii)	Letter of Transmittal, dated April 6, 2006.*

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)	Current Report on Form 8-K filed by the Company with the SEC on April 6, 2006 and incorporated herein by reference.*

(a)(1)(v)	Current Report on Form 8-K furnished by the Company with the SEC on May 12, 2006 and incorporated herein by reference.*

(a)(1)(vi)	Press Release dated May 12, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K dated May 12, 2006).*

(a)(1)(vii)	Current Report on Form 8-K filed by the Company with the SEC on May 22, 2006 and incorporated herein by reference.*

(a)(1)(viii)	Press Release dated May 26, 2006.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)	Indenture of American Greetings Corporation as Issuer for the New Notes.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Greetings Corporation

By:	/s/ Stephen J. Smith
Name: Stephen J. Smith Title: Vice President, Treasurer and Investor Relations

Dated: May 26, 2006